June 6, 2019
VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
Office of Transportation and Leisure
100 F Street, NE
Washington, D.C. 20549

Attention: Ms. Theresa Brillant or Mr. Doug Jones

SUBJECT:	Annual Report on Form 10-K for the Year Ended December 31, 2018
(SEC File No. 001-32108)

Dear Ms. Brillant:
We received your comment letter dated May 30, 2019, relating to your review of our Annual Report on Form 10-K for the fiscal year ended December 31, 2018. In order to fully address all of the points raised in your comment letter, the Company believes that it will require additional time to sufficiently consider and respond to such comments. This letter is to confirm our telephone conversation this morning regarding our request for a 30-day extension of time to respond to your letter. As we agreed, the Company anticipates submitting a response to your letter on or before July 5, 2019.

Should you have any additional questions, please contact me by phone at (985) 727-6802, fax at (985) 727-2006 or e-mail at james.harp@hornbeckoffshore.com. We will be pleased to provide any additional information that may be necessary. Thank you.

Very truly yours,

HORNBECK OFFSHORE SERVICES, INC.

/s/ James O. Harp, Jr.

James O. Harp, Jr.
Executive Vice President and Chief Financial Officer

Copies to:    Todd M. Hornbeck, Chairman, President and Chief Executive Officer
Samuel A. Giberga, Executive Vice President, General Counsel and Chief Compliance Officer
Boyd T. Kitchen, Senior Director of Financial Reporting

103 Northpark Boulevard	Covington, LA 70433	USA	+1 (985) 727-2000	www.hornbeckoffshore.com